
May 9, 2024

Ching Shun Ngan
Chief Executive Officer
New Century Logistics (BVI) Ltd
Office A-E, 33/F, King Palace Plaza
55 King Yip Street, Kwun Tong
Kowloon, Hong Kong

> **Re: New Century Logistics (BVI) Ltd**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed April 16, 2024**
> **File No. 333-274115**

Dear Ching Shun Ngan:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1. We note that the audit opinion refers to the "consolidated" statements of income and comprehensive income, changes in shareholders' equity and cash flows, but does not refer to the "consolidated" balance sheets. We also note you present Consolidated Balance Sheets on page F-3. Please coordinate with your auditors and tell us why the audit opinion does not refer to consolidated balance sheets or revise as appropriate.

Ching Shun Ngan
New Century Logistics (BVI) Ltd
May 9, 2024
Page 2

Notes to the Consolidated Financial Statements
19. Contingencies, page F-25

2.   We note that you entered into an engagement agreement with Craft Capital management LLC ("Craft Capital") on February 7, 2023 to serve as your underwriters in this offering, then terminated the agreement on September 25, 2023. We also note that the Underwriting Agreement with Craft Capital was never filed as an exhibit.

You state that you received a letter from Craft Capital on September 27, 2023 alleging you breached the engagement agreement and demanding compensation of $78,126 for expenses Craft Capital claimed to have incurred, and a breakup fee of $100,000.

Please address the following:
- Tell us whether or not you recorded the $78,126 of expenses Craft Capital claimed to have incurred on your statement of operations for the year ended September 30, 2023 and the basis for your accounting.
- Tell us the amount of fees that were expensed and paid to Craft Capital under the engagement agreement for the year ended September 30, 2023.
- Tell us whether you have any amounts due to Craft Capital as of September 30, 2023.
- Provide us with the details of your engagement agreement that discusses the $100,000 breakup fee.

Please contact Yong Kim at 202-551-3323 or John Cannarella at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Irene Barberena-Meissner at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Huan Lou, Esq.